SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                    VISUAL EDGE SYSTEMS, INC.
=================================================================
                        (Name of Issuer)

             Common Stock, par value $.01 per share
=================================================================
                 (Title of Class of Securities)

                           928430 10 7
=================================================================
                         (CUSIP Number)

                    Stuart J. Chasanoff, Esq.
                        HW Partners, L.P.
                   1601 Elm Street, Suite 4000
                       Dallas, Texas 75201
                         (214) 720-1600
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       September 13, 1999
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [X]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    CUSIP NUMBER 928430 10 7

(1)  Name of Reporting Persons.        Infinity Investors Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares         (7)Sole Voting           10,751,553
                              Power
        Beneficially
                         (8)  Shared Voting               117,842
      Owned by Each           Power

     Reporting Person         (9)Sole Dispositive       9,775,553
                              Power
           with:
                         (10) Shared Dispositive          117,842
                              Power

(11) Aggregate Amount Beneficially Owned               10,869,395
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [X]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        54.3%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

                    CUSIP NUMBER 928430 10 7

(1)  Name of Reporting Persons               IEO Holdings Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares         (7)Sole Voting               40,417
                              Power
        Beneficially
                         (8)  Shared Voting            10,828,978
      Owned by Each           Power

     Reporting Person         (9)Sole Dispositive          40,417
                              Power
           with:
                         (10) Shared Dispositive        9,852,978
                              Power

(11) Aggregate Amount Beneficially Owned               10,869,395
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [X]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        54.3%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

                    CUSIP NUMBER 928430 10 7

(1)  Name of Reporting Persons            Glacier Capital Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares         (7)Sole Voting               38,712
                              Power
        Beneficially
                         (8)  Shared Voting            10,830,683
      Owned by Each           Power

     Reporting Person         (9)Sole Dispositive          38,712
                              Power
           with:
                         (10) Shared Dispositive        9,854,683
                              Power

(11) Aggregate Amount Beneficially Owned               10,869,395
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [X]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        54.3%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

                    CUSIP NUMBER 928430 10 7

(1)  Name of Reporting Persons             Summit Capital Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares         (7)Sole Voting               38,713
                              Power
        Beneficially
                         (8)  Shared Voting            10,830,682
      Owned by Each           Power

     Reporting Person         (9)Sole Dispositive          38,713
                              Power
           with:
                         (10) Shared Dispositive        9,854,682
                              Power

(11) Aggregate Amount Beneficially Owned               10,864,395
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [X]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        54.3%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

                 AMENDMENT NO. 2 TO SCHEDULE 13D
                --------------------------------
                  Filed Pursuant to Rule 13d-1


ITEM 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D ("Statement") relates to common stock, $.01 par value (the "Common Stock"), of VISUAL EDGE SYSTEMS, INC., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 24211 North Federal Highway, Suite 100, Boca Raton, Florida 33431. This Statement amends and supplements the Statement on Schedule 13D originally filed by the "Reporting Persons" (as defined therein) on August 2, 1999, as amended by that Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 9, 1999.


ITEM 2.   Identity and Background.
          -----------------------

          NOT AMENDED.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          NOT AMENDED.

ITEM 4.   Purpose of Transaction.
          ----------------------

          The response to Item 4 is hereby amended and restated, in its entirety, to read as follows:

          The Reporting Persons originally acquired beneficial ownership of the Securities for the purpose of investment. However, as set forth above, as the Limitation on Conversion is now void, Infinity has acquired additional Securities in excess of 20% of the outstanding Common Stock in the form of Series A-2 Conversion Shares in connection with the Conversion, and has used these Series A-2 Conversion Shares (together with its Common Stock) to influence control over the management of the Issuer as described herein. In addition, pursuant to that certain Voting Agreement dated August 2, 1999, by and among Infinity and Marion Interglobal, Ltd. (the "Voting Agreement"), Infinity has been granted an irrevocable proxy to vote the Common Stock of the Proxy Stockholders (the "Proxy Shares") on any matter submitted to the stockholders of the Company for a vote or approval. The description contained in this Item 4 of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as
          Exhibit 99.9 of this Statement.

          On August 30, 1999, Infinity exercised its voting control over its Common Stock and the Proxy Shares to issue a written consent of the holders of a majority of the shares of the Company's Common Stock to a) remove the current directors of the Company other than Ronald Seale, b) appoint Stuart J. Chasanoff and J. Keith Benedict as directors of the Company. Infinity intended thereby to a) cause the termination of the following officers of the Company: the Chief Executive Officer, the President and Chief Operating Officer and the Vice President of Operations and b) cause the appointment of Ronald Seale as Chairman of the Board, Chief Executive Officer and President.

          In its Quarterly Report filed with the Securities and Exchange Commission on August 13, 1999, the Issuer stated that it intends to oppose certain aspects of this conversion and therefore presumably the actions taken by Infinity described herein.

          As a contingency in the event that the Company failed to honor the written consent of the shareholders of the Company described above, Infinity exercised its right under the Agreement to appoint an additional director of the Company by appointing John Wagner to the Company's board of directors on September 13, 1999. On September 14, 1999, the board of directors of the Company a) terminated the Chief Executive Officer and the President and Chief Operating Officer of the Company and b) caused the appointment of Ronald Seale as Chairman of the Board, Chief Executive Officer and President of the Company.

          The Reporting Persons also intend to review continuously their investment in the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through conversions of the Notes and/or the Series A-2 Preferred Stock, open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Issuer owned by them, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer;
          (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) any other action similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The response to Item is not amended, except that the response to Item 5(c) is hereby amended and restated, in its entirety, to read as follows:

          (c)  Not applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          ---------------------------------------------
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

          NOT AMENDED.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

          NOT AMENDED.

     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

DATE:  September 22, 1999

                         INFINITY INVESTORS LIMITED

                         By:  HW Partners, L.P., its investment advisor
                              By:  HW Finance, L.L.C., its general partner

                                   By:  /s/ STUART CHASANOFF
                                      ------------------------------------
                                   Name:     Stuart Chasanoff
                                   Title:    Senior Vice President


                         IEO HOLDINGS LIMITED

                         By:  HW Capital, L.P., its investment advisor
                              By:  HW Capital GP, L.L.C., its general partner

                                   By: /s/ STUART CHASANOFF
                                      -------------------------------------
                                   Name:     Stuart Chasanoff
                                   Title:    Senior Vice President


                         GLACIER CAPITAL LIMITED

                         By:  HW Capital, L.P., its investment advisor
                              By:  HW Capital GP, L.L.C., its general partner

                                   By:  /s/ STUART CHASANOFF
                                      --------------------------------------
                                   Name:   Stuart Chasanoff
                                   Title:   Senior Vice President


                         SUMMIT CAPITAL LIMITED

                         By:  HW Capital, L.P., its investment advisor
                              By:  HW Capital GP, L.L.C., its general partner

                                   By:  /s/ STUART CHASANOFF
                                      ---------------------------------------
                                   Name:  Stuart Chasanoff
                                   Title:  Senior Vice President


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (See 18 U.S.C.  1001).

                           SCHEDULE A
                          ------------

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited.



                                                Present    Position
                                               Principal     with
 Name and Citizenship                          Occupation  Reporting
          or                                       or      ---------
 Place of Organization        Business         Employment    Person
 ---------------------       ---------        -----------   --------

James A. Loughran       38 Hertford Street    Lawyer       Director
(Irish)                 London, England W1Y
                        7TG
James E. Martin         38 Hertford Street    Accountant   Director
(British)               London, England W1Y
                        7TG
Margareta  Hedstrom     38 Hertford Street                 President
(Swedish)               Longon, England W1Y                and
                        7TG                                Treasurer
Cofides S.A.            38 Hertford Street    Financial    Vice
(Nevis, West Indies)    London, England W1Y   Services     President
                        7TG
SECORP Ltd.             38 Hertford Street    Financial    Secretary
(Nevis, West Indies)    London, England W1Y   Services
                        7TG

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of IEO Holdings Limited.

                                                Present    Position
                                               Principal     with
 Name and Citizenship                         Occupation   Reporting
          or                                      or       ---------
 Place of Organization        Business        Employment     Person
----------------------       ----------       -----------  ---------
John A. Brooks          38 Hertford Street   Solicitor     Director,
(UK)                    London, England W1Y                President
                        7TG                                and
                                                           Treasurer
Suzanne Sheehy          38 Hertford Street                 Director
(Irish)                 London, England W1Y  Secretary     and
                        7TG                                Secretary
Sophia Leacocos         37 Shepherd Street   Executive     Director
(USA)                   London, England W1Y
                        7LH
Siobhan B. Mareuse      38 Hertford Street   Attorney      Director
(Irish)                 London, England W1Y
                        7TG

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Glacier Capital Limited.


                                                Present    Position
                                               Principal     with
 Name and Citizenship                         Occupation   Reporting
          or                                      or       ---------
 Place of Organization        Business        Employment    Person
 ---------------------      ------------      -----------  --------
James A. Loughran       38 Hertford Street   Lawyer        Director
(Irish)                 London, England W1Y
                        7TG
Cofides S.A.            38 Hertford Street   Financial     Director
(Nevis, West Indies)    London, England W1Y  Services
                        7TG
James E. Martin         37 Shepherd Street   Accountant    President
(British)               London, England W1Y                and
                        7LH                                Treasurer
SECORP Limited          38 Hertford Street   Financial     Secretary
(Nevis, West Indies)    London, England W1Y  Services
                        7TG

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Summit Capital Limited.


                                                Present    Position
                                               Principal     with
 Name and Citizenship                         Occupation   Reporting
          or                                      or       ---------
 Place of Organization        Business        Employment     Person
-----------------------     -----------      ------------  ---------
James A. Loughran       38 Hertford Street   Lawyer        Director
(Irish)                 London, England W1Y
                        7TG
Cofides S.A.            38 Hertford Street   Financial     Director
(Nevis, West Indies)    London, England W1Y  Services
                        7TG
James E. Martin         37 Shepherd Street   Accountant    President
(British)               London, England W1Y                and
                        7LH                                Treasurer
SECORP Limited          38 Hertford Street   Financial     Secretary
(Nevis, West Indies)    London, England W1Y  Services
                        7TG